NEWS RELEASE

PERPETUAL ENERGY INC. RELEASES YEAR END 2010

FINANCIAL AND OPERATING RESULTS, UPDATES 2011 CAPITAL SPENDING PROGRAM AND OPERATIONAL ACTIVITIES

AND CONFIRMS MARCH 2011 DIVIDEND

Calgary, Alberta – March 7, 2011 (TSX:PMT) - Perpetual Energy Inc. (“Perpetual” or the “Corporation”) is pleased to release its fourth quarter and year end 2010 financial and operating results. Perpetual’s natural gas price hedging program combined with strong operating results led the Corporation to post strong funds flow for the year ending 2010 despite extremely weak natural gas prices related to high gas storage levels and concerns about new supply.

Perpetual also confirms that its dividend to be paid on April 15, 2011 in respect of income received by Perpetual for the month of March 2011, for shareholders of record on March 22, 2011, will be $0.03 per share. The ex-dividend date is March 18, 2011. The March 2010 dividend brings cumulative dividends (including distributions paid since the inception of Perpetual’s predecessor, Paramount Energy Trust) to $14.414 per share. Perpetual reviews dividends on a monthly basis. Future dividends are subject to change as dictated by commodity price markets, operations, capital considerations and future business development opportunities.

Until further notice, there will be no shares available under the Premium DividendTM and Dividend Reinvestment Plan (the “Plan”). At such time as the Corporation elects to reinstate either or both components of the Plan, shareholders that were enrolled at suspension and remain enrolled at reinstatement will automatically resume participation in the Plan.

Perpetual’s Board of Director’s also today approved a $42 million capital expenditure budget for the final three quarters of 2011 bringing the total budget for the year to $90 million, including gas storage. Capital activity for the remainder of the year will continue to be focused on oil and liquids-rich projects including Wilrich drilling at Edson and Lloyd/Sparky horizontal drilling in eastern Alberta.

A copy of Perpetual’s audited consolidated financial statements and related management’s discussion and analysis (“MD&A”) can be obtained through the Corporation’s website at www.perpetualenergyinc.com and SEDAR at www.sedar.com.

2010 Annual Highlights

Corporate Activity

•

On June 30, 2010, the corporate conversion of Paramount Energy Trust into Perpetual Energy Inc. was completed. Trading of the common shares of Perpetual began on July 6, 2010.

•

Perpetual declared dividends of $75.8 million or $0.56 per Share in 2010, representing a payout ratio of 33.2 percent of funds flow for the year.

•

Dividends for the fourth quarter of 2010 totaled $0.11 per Share, including $0.05 per Share paid on November 15, 2010, and $0.03 per Share paid on December 15, 2010 and January 17, 2011. Perpetual’s payout ratio was 23.1 percent for the quarter.

Financial

•

Perpetual reduced net bank debt by 20 percent from $270.8 million at December 31, 2009 to $214.5 million at December 31, 2010.  Including Perpetual’s convertible debentures of $234.9 million, total net debt dropped 10 percent from $501.0 million at December 31, 2009 to $449.4 million at December 31, 2010.

•

Operating costs decreased 13 percent to what Perpetual believes to be a sustainable level of $1.64 per Mcfe, for an annual cost of $91.2 million in 2010 as compared to $105.1 million ($1.83 per Mcfe) in 2009, primarily due to lower repair and maintenance costs and higher processing income.

•

Funds flow increased three percent to $237.2 million in 2010 as compared to $231.3 million for 2009 due primarily to higher oil and NGL production and lower operating costs.

•

The Corporation’s effective royalty rate for 2010 of 5.3 percent of revenues was 33 percent less than 2009 and lower than the Corporation’s historical royalty rates due to lower AECO gas prices, realized gains on financial instruments and a recovery of $1.5 million in royalties related to prior years.

•

The Corporation recorded a net loss of $28.5 million ($0.20 per basic and diluted Share) in 2010 as compared to net earnings of $13.6 million ($0.11 per basic and diluted Share) in 2009.

Production and Pricing

•

Daily average actual and deemed production was essentially unchanged year over year at 177.4 MMcfe/d in 2010 as compared to 177.6 MMcfe/d in 2009.

•

Daily average production decreased three percent to 152.6 MMcfe/d in 2010 as a result of the full year effect of gas over bitumen shut-ins in late 2009, non-core asset dispositions and natural production declines, partially offset by the Edson acquisition and successful drilling activities during the year.

•

Due to successful Cardium, Wilrich and Mannville drilling programs in the second half of 2010, oil and NGL production increased 73 percent to 1,245 Bbl/d in 2010 as compared to 721 Bbl/d in 2009.

•

The Corporation’s realized gas price including financial hedging and physical forward sales, increased marginally to $7.10 per Mcfe in 2010 from $7.09 per Mcfe in 2009, as both average AECO gas prices and Perpetual’s hedging gains were fairly constant from year to year.

•

Perpetual’s hedging and risk management program continued to provide a measure of stability to realized prices and funds flow in 2010 through the realization of $155.0 million in gains on financial instruments and $1.9 million in call option premiums.

•

The Corporation’s realized gas price for the fourth quarter 2010 was $7.83 per Mcfe, a 33 percent increase from the comparable quarter in 2009, driven by realized hedging gains of $49.4 million in the quarter as compared to $20.5 million in 2009.

•

Perpetual’s realized oil & NGL price increased 10 percent to $68.29 per bbl in 2010 from $61.91 per bbl in 2009.

Reserves

•

In 2010, Perpetual added 71.8 Bcfe (12.0 MMboe) of proved and probable reserves, replacing 129% of its production.

•

After dispositions of 53.1 Bcfe (8.9 MMboe) and production of 55.9 Bcfe (9.3 MMboe) in 2010, proved and probable reserves increased three percent from 471.6 Bcfe (78.6 MMboe) at year-end 2009 to 487.7 Bcfe (81.3 MMboe) and proved reserves increased two percent to 250.4 Bcfe (41.7 MMboe) at year-end 2010.

•

Including changes in future development capital (“FDC”), Perpetual realized finding and development costs (“F&D”) of $1.69 per Mcfe ($10.14 per BOE) on a proved and probable reserve basis in 2010.

•

Perpetual’s realized finding, development and acquisition costs (“FD&A”), including changes in FDC, was $2.16 per Mcfe ($12.96 per BOE) on a proved and probable basis.

Exploration and Development Capital Activity

•

Exploration and development capital spending increased to $115.2 million in 2010 from $57.4 million in 2009, as Perpetual accelerated drilling activities on high-impact resource plays in west central Alberta obtained through various acquisitions and grassroots exploration efforts.

•

Capital spending of $2.9 million was allocated to Perpetual’s new ventures areas.

•

Eastern district expenditures of $39.4 million were concentrated on low-cost shallow gas recompletions to maintain production levels, the drilling and completion of nine gas and oil wells (7.5 net) in Birchwavy, facilities optimization projects designed to reduce production costs and evaluation of the Corporation’s oilsands leases at Panny and Marten Hills.

•

West Central District capital spending totaled $59.1 million, directed primarily to Cardium and Wilrich delineation and development.

•

Perpetual drilled 70 gross wells (63.9 net) in 2010 as compared to 52 gross (42.2 net) in 2009 with a 98 percent success rate. Drilling activity included 48 gross (44.3 net) natural gas wells, 14 gross (11.6 net) oil wells and 6 gross (6.0 net) wells at Perpetual’s gas storage facility.

•

Land acquisitions totaled $13.8 million in 2010, a $10.3 million increase from 2009 levels. Acquisitions included several exploratory parcels in the Caroline, Waskahigan and Del Bonita areas of Alberta, as well as additional land purchases in the West Central district and minor maintenance acreage purchases in the Eastern district.

Acquisitions and Dispositions

•

Acquisition spending totaled $141.9 million, including the acquisition of oil and natural gas assets in the Edson area of west central Alberta (“Edson Acquisition”) and an acquisition of shallow natural gas production in eastern Alberta for $16.6 million.

•

Disposition proceeds increased to $91.3 million, including the receipt of $7.1 million in shares of TriOil Resources Ltd., in 2010 from $26.6 million in 2009. The current year total includes the disposal of shut-in gas over bitumen assets for $39.8 million, minor oil and gas property dispositions in Birchwavy East and Athabasca, and the sale of producing non-core assets in west central Alberta.

•

As part of the disposition agreements for the shut-in gas over bitumen assets, Perpetual will continue to receive the gas over bitumen financial solution royalty reductions related to the sold wells, although effective ownership of the natural gas reserves will be transferred to the buyers. As a result, Perpetual expects there will be no material impact on future funds flow as a result of this disposition.

Wilrich

•

Through the Edson Acquisition, Perpetual obtained lands prospective for the undeveloped Wilrich formation. Capital spending on this play in 2010 included the drilling of five wells (4.5 net) targeting liquids-rich gas, completion and tie-in of three wells and the expansion of a compressor station at Edson to increase processing capacity by 20 MMcf/d plus associated liquids of 40 bbl/MMcf.  The expanded infrastructure is expected to be operating at full capacity in March 2011.

Cardium

•

As part of the Edson Acquisition, Perpetual negotiated a farm-in arrangement on 37 gross (31 net) sections of undeveloped Cardium rights in the Edson area of which 22 net sections are believed by Perpetual to be prospective for light oil. The farm-in includes a two well horizontal drilling and completion commitment, each earning 50 percent of the vendor’s net interest in four sections followed by a rolling option to earn the additional lands on the same basis. In 2010 Perpetual drilled two Cardium wells (1.2 net) fulfilling its farm-in commitment.

•

Including the two well earning commitment, the Corporation drilled and completed five Cardium oil wells (3.2 net) during 2010 to delineate the potential for Cardium tight oil development on its lands at Carrot Creek and Edson.

•

Results from the five wells drilled in 2010 averaged the expected type curve for the tight oil play, with initial production rates averaging 125-150 boe/d.  The top decile producer in Carrot Creek has been the focus of Perpetual’s follow-up development activity in the first quarter of 2011, where four gross wells have been drilled and are currently undergoing completion operations.

Elmworth Montney

•

The first and second wells of a three-well commitment were drilled by Perpetual’s joint venture partner into the Montney formation at Elmworth, as part of a previously announced farm-out agreement. The first two wells were completed and flow-tested at approximately 7.5 MMcf/d of raw natural gas with 20 bbl/MMcf of condensate with an additional estimated 25 to 45 bbl/MMcf of recoverable associated natural gas liquids per MMcf, depending on processing. The third well was rig released on January 11, 2011 and was completed later that month. Difficulties encountered during completion restricted the flow test but the extent of the resource was established as expected.

•

Perpetual established 14.5 Bcfe (2.4 MMboe) of proven and 32.1 Bcfe (5.3 MMboe) of proved and probable reserves at Elmworth net to Perpetual’s interest. Using the GLJ January 1, 2011 price forecast, the net present value of the reserves discounted at 8 percent is estimated at $14.7 million for proved reserves and $43.6 million for total proved and probable reserves net to Perpetual, including recovery of future development capital (“FDC”).

Warwick Gas Storage (‘WGSI”)

•

Capital expenditures for the fourth quarter of 2010 of $11.2 million were incurred to finalize the construction and the final testing of the Corporation’s gas storage facility at Warwick, Alberta (“WGSI Facility”).  Full year 2010 expenditures totaled $57.6 million.

•

Including seismic, land, drilling and other development expenditures in 2009, the construction and testing of Perpetual’s gas storage facility came to a total cost of $68 million and was fully operational for commercial injection in May 2010 and for withdrawal purposes on January 1, 2011.

•

The WGSI Facility generated operating funds flow of $6.6 million in 2010, which is expected to increase as the cycle capacity is increased in 2011 and future years. WGSI provides a complementary diversified cash flow stream to the Corporation’s existing oil and natural gas assets.

Subsequent Events

•

On February 23, 2011, Perpetual announced the sale of its Mitsue area, a minor, non-core shallow gas property in northeast Alberta, for $9.0 million. At December 31, 2010 Perpetual had 3.7 Bcfe (3.1 Bcf gas and 0.1 MMbbl oil) proved and probable reserves recorded for this asset. The production impact of this sale is 2.0 MMcfe/d. The effective date of this sale is December 1, 2010.

•

On March 1, 2011 Perpetual announced its intention to issue $150 million of seven-year Senior Unsecured Notes (“the Notes”). The Notes will be direct senior unsecured obligations of Perpetual ranking pari passu with all other present and future unsecured and unsubordinated indebtedness of the Corporation.  Net proceeds from the Notes offering will be used to repay existing indebtedness under Perpetual's existing credit facility. Additional benefits to Perpetual include significant extension of the term of a portion of its total debt and reduced exposure of its credit capacity to commodity prices, particularly near term weakness in gas prices. Pro forma for the Notes offering, Perpetual expects to be drawn approximately $70 million on its credit facility and approximately 70 percent of Perpetual’s total outstanding debt will have a term extending beyond 2014.  Closing is expected to occur on or about March 15, 2011 following a limited marketing process and determination of pricing.

2011 OUTLOOK AND SENSITIVITIES

In November 2010, Perpetual’s Board of Directors approved a $48 million capital budget for the first quarter of 2011. Capital expenditures were directed principally toward the advancement of Perpetual’s large-scope resource-style opportunities including:

•

The completion of two gross (1.5 net) horizontal wells and the drilling and completion of three gross (3.0 net) wells targeting the liquids-rich Wilrich formation in the Edson area of west central Alberta;

•

The drilling of four gross (3.0 net) horizontal wells targeting oil in the Cardium formation at Carrot Creek;

•

Tie-in operations for the Elmworth Montney play to establish production from the Montney;

•

The drilling of seven oilsands evaluation wells at Hoole, Liege and Clyde in northeast Alberta;

•

The drilling of two vertical wells and one horizontal well to test potential cold flow heavy oil production at Panny; and

•

Detailed core and fracture stimulation analysis for development of the Viking/Colorado shale pilot program in eastern Alberta scheduled for the fourth quarter of 2011.

First quarter capital spending also incorporated the drilling of two gross (2.0 net) heavy oil wells at Mannville in eastern Alberta, four gross (4.0 net) drills and approximately 50 recompletions undertaken in various areas of Perpetual’s conventional asset base, in addition to development expenditures to increase working gas capacity at the WGSI Facility.

The Corporation’s Board of Directors has approved a capital spending budget of $42 million for the remainder of 2011 for an annual total capital expenditure budget of $90 million, including gas storage. Capital activity for the remainder of the year will continue to be focused on oil and liquids-rich projects including:

•

The drilling and completion of two additional gross (2.0 net) wells targeting the Wilrich in the Edson area;

•

The drilling and completion an additional 25-30 (25-30 met) horizontal heavy oil wells targeting the Lloyd and Sparky formation at Mannville in eastern Alberta; and

•

Completion of detailed core and fracture stimulation modeling work and commencement of the Viking/Colorado shale pilot program in eastern Alberta; and

•

The drilling of up to two additional gas storage wells at WGSI.

Incorporating production additions from these capital expenditures, the following table shows Perpetual’s estimate of key measures for 2011 based on its current hedging portfolio and cost estimates under several different full year 2011 AECO gas price assumptions and an average realized price of $88 per bbl of oil and NGL sales, incorporating the non-core property disposition closed in February 2011 for proceeds of $9 million and completion of the Corporation’s offering of $150 million of Senior Notes in March 2011.

	Average full year AECO monthly index gas price ($/GJ) (3)
Funds flow outlook	$3.00	$4.00	$5.00
Natural gas production (MMcf/d)	135	135	135
Oil and NGL production (bbl/d)	1,800	1,800	1,800
Realized price ($/Mcfe)	4.13	5.09	6.04
Funds flow (1) ($ millions)	56	101	141
Per Share (1) ($/Share/month)	0.032	0.057	0.079
Payout ratio (1) (4) (%)	95	53	38
Ending net bank debt ($ millions)	145	100	60
Ending net bank debt to funds flow ratio (2) (times)	2.6	1.0	0.4
Ending total net debt ($ millions)	526	482	442
Ending total net debt to funds flow ratio (2) (times)	9.4	4.8	3.1

(1)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(2)

Calculated as long-term bank debt net of working capital (excluding financial instrument assets and liabilities) divided by annualized funds flow. Total net debt includes net bank debt, convertible debentures and medium term notes.

(3)

Average AECO settled and forward price for 2011 as at March 7, 2011was $3.44 per GJ.

(4)

Estimated payout ratio assumes a dividend rate of $0.03 per month per Share for January through December 2011.

Below is a table that shows sensitivities of Perpetual’s 2011 estimated funds flow to operational changes and changes in the business environment:

		Impact on funds flow per Share
Funds flow sensitivity analysis ($ per Share)	Change	Annual	Monthly
Business Environment
Natural gas price at AECO	$0.25 per Mcf	0.075	0.006
Interest rate on bank debt	1%	0.008	0.001
Operational
Production volume	5 MMcf/d	0.043	0.004
Operating costs	$0.10 per Mcfe	0.036	0.003
Cash general and administrative expenses	$0.10 per Mcfe	0.036	0.003

The Corporation’s outlook and sensitivities assume operating costs of $1.70 per Mcfe, cash general and administrative expenses of $0.65 per Mcfe, an interest rate on bank debt of 3.8 percent and incorporate the Corporation’s financial and physical forward sales portfolio at March 7, 2011. The Corporation’s outlook and sensitivities vary substantially with natural gas prices. The current settled and forward market at March 7, 2011 for natural gas at AECO is an average price of $3.64 per Mcf for full year 2011.

Forward-Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations and including the information contained under the heading “Outlook and Sensitivities” above may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, statements regarding expected access to capital markets; potential reinstatement of the Premium DividendTM and Dividend Reinvestment Plan; forecast production, production capability, operations, funds flows, and timing thereof; expected future funds flows generated by the gas storage facility; forecast and realized commodity prices; forecast, funding and allocation of capital expenditures; anticipated operating cost sustainability;  projected use of funds flow; planned drilling and development and the results thereof; estimated payout ratios; expected levels of indebtedness under the credit facility; anticipated closing date and use of proceeds of the Notes; expected benefits of the Notes to Perpetual; marketing and transportation; reserve estimates; and estimated funds flow sensitivity. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions, and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in Paramount Energy Trust’s MD&A for the year ended December 31, 2010 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and non-GAAP Measures” section of management’s discussion and analysis.

Conference Call and Webcast

Perpetual will be hosting a conference call and webcast at 10:30 a.m., Mountain Time, Tuesday March 8, 2011 to review this information. Interested parties are invited to take part in the conference call by dialing one of the following telephone numbers 10 minutes before the start time:

Toronto and area – 1-647-427-7450; outside Toronto – 1-888-231-8191. For a replay of this call please dial: Toronto and area – 1-416-849-0833; outside Toronto – 1-800-642-1687, passcode 43089067 until Tuesday March 15, 2010. To participate in the live webcast please visit www.perpetualenergyinc.com or

http://www.cnw.ca/en/webcast/index.cgi. The webcast will be archived shortly following the presentation.

Perpetual Energy Inc. is a natural gas-focused Canadian energy company. Perpetual’s shares and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT”, “PMT.DB.C”, “PMT.DB.D” and “PMT.DB.E”, respectively. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com .

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For Additional Information, please contact:

Perpetual Energy Inc. Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5 Telephone: 403 269-4400 Fax: 403 269-4444 Email: info@perpetualenergyinc.com
Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor

SUMMARY OF RESULTS

FINANCIAL AND OPERATING HIGHLIGHTS	Three months ended December 31			Year ended December 31
($CDN thousands, except volume and per Share amounts)	2010	2009	% change	2010	2009	% change
FINANCIAL
Revenue (1) (2)	111,150	78,852	41	417,093	418,323	-
Funds flow (2)	70,509	39,409	79	237,165	231,347	3
Per Share (2) (3)	0.48	0.32	50	1.69	1.96	(14)
Cash flow provided by operating activities	80,210	36,446	120	240,126	228,352	5
Per Share (3)	0.54	0.29	86	1.71	1.93	(11)
Net earnings (loss)	(19,874)	(11,287)	76	(28,546)	14,393	(298)
Per Share (3)	(0.13)	(0.09)	44	(0.20)	0.12	(266)
Dividends declared	16,273	18,810	(13)	78,628	75,838	4
Per Share (4)	0.11	0.15	(27)	0.56	0.64	(13)
Payout ratio (%) (2)	23.1	47.7	(52)	33.2	32.8	1
Total assets	1,038,206	1,065,305	(3)	1,038,206	1,065,305	(3)
Net bank and other debt outstanding (2) (5)	214,546	270,843	(21)	214,546	270,843	(21)
Convertible debentures, measured at principal amount	234,897	230,168	2	234,897	230,168	2
Total net debt (2) (5)	449,443	501,011	(10)	449,443	501,011	(10)
Shareholders’ equity	253,143	253,879	-	253,143	253,879	-
Capital expenditures
Exploration and development	38,158	4,512	743	115,202	57,371	201
Gas Storage	11,171	5,595	100	57,587	10,800	433
Acquisitions, net of dispositions	(34,253)	(10,016)	242	50,653	103,885	(51)
Other	332	377	(12)	707	649	9
Net capital expenditures	15,408	468	3,192	224,149	172,705	30
SHARES OUTSTANDING (thousands)
End of period	148,284	126,224	17	148,284	126,224	17
Weighted average	147,742	125,064	18	140,624	118,181	19
Diluted	147,742	126,149	17	140,624	119,266	18
March 1, 2010	148,302			148,302

OPERATING
Production
Average daily natural gas (MMcf/d)	135.9	139.8	(3)	145.1	153.4	(5)
Average daily oil and natural gas liquids (“NGL”) (bbl/d)	1,535	1,014	51	1,245	721	73
Average daily (MMcfe/d)	145.1	145.9	(1)	152.6	157.7	(3)
Per Share (cubic feet equivalent/d Share) (3)	0.98	1.17	(16)	1.09	1.33	(18)
Gas over bitumen deemed production (MMcf/d) (7)	24.2	24.6	(2)	24.8	19.9	25
Average daily (actual and deemed – MMcfe/d) (6) (7)	169.3	170.5	(1)	177.4	177.6	-
Per Share (cubic feet equivalent/d/ Share) (3)	1.15	1.36	(15)	1.26	1.50	(16)
Average prices
Natural Gas - before financial instruments ($/Mcf) (8)	3.87	3.94	(2)	4.17	4.12	1
Natural Gas - including financial instruments($/Mcf) (8)	7.83	5.53	42	7.10	7.09	-
Oil and NGL ($/bbl)	75.88	67.33	13	68.29	61.91	10
RESERVES (Bcfe)
Company interest – proved (9)(10)	250.4	244.4	2	250.4	244.4	2
Company interest - proved and probable (9) (10) (11)	487.7	471.6	3	487.7	471.6	3
Per Share (Mcfe/Share) (12)	3.29	3.74	(12)	3.29	3.74	(12)
Estimated present value before tax ($ millions) (11)
Proved	710.4	834.6	(15)	710.4	834.6	(15)
Proved and probable	1,201.1	1,387.3	(13)	1,201.1	1,387.3	(13)
LAND (thousands of net acres)
Total land holdings	3,421	3,759	(9)	3,421	3,759	(9)
Undeveloped land holdings	1,905	2,093	(9)	1,905	2,093	(9)
DRILLING (wells drilled gross/net)
Gas	3/2.4	3/2.5	-/(4)	48/44.3	46/36.2	4/22
Oil	3/1.0	2/2.0	50/(50)	14/11.6	2/2.0	600/480
Gas Storage	-/-	4/4.0	(100)/(100)	6/6.0	4/4.0	50/50
Service	1/1.0	-/-	100/100	1/1.0	-/-	100/100
Dry	-/-	-/-	-/-	1/1.0	-/-	100/100
Total	7/4.4	9/8.5	(22)/(48)	70/63.9	52/42.2	35/51
Success Rate	100/100	100/100	-/-	99/98	100/100	(1)/(2)

(1)

Revenue includes realized gains and losses on financial instruments and call option premiums received.

(2)

This is a non-GAAP measure; please refer to “Significant accounting policies and non-GAAP measures” included in the MD&A.

(3)

Based on weighted average Shares outstanding for the period.

(4)

Based on Shares outstanding at each dividend date.

(5)

Net debt is measured as at the end of the period and includes net working capital (deficiency), excluding short-term financial instrument assets and liabilities related to the Corporation’s hedging activities and the current portion of convertible debentures. Total net debt includes convertible debentures, measured at principal amount.

(6)

Production amounts are based on the Corporation’s interest before deduction of royalties.

(7)

Deemed production describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen (“GOB”) financial solution received monthly from the Alberta Crown as a reduction of other royalties payable. See “Gas over bitumen royalty adjustments” in the MD&A.

(8)

Perpetual’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Corporation’s natural gas price before financial and physical hedging, Perpetual assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO monthly index.

(9)

As evaluated by McDaniel & Associates Consultants Ltd. (“McDaniel”) and GLJ Petroleum Consultants Ltd. (“GLJ”) in accordance with National Instrument 51-101. See “Reserves” included in the MD&A.

(10)

Reserves are presented on a company interest basis, including working interest and royalty interest volumes but before royalty burdens.

(11)

Discounted at five percent using McDaniel and GLJ forecast pricing. Reserves at various other discount rates are located in the “Reserves” section of the MD&A. Estimated present value amounts should not be taken to represent an estimate of fair market value.

(12)

Based on Shares outstanding at period end.